UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated May 26, 2011: Paragon Shipping Inc. Announces Reports First Quarter 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: May 26, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2011 RESULTS

ATHENS, Greece, May 26, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today its results for the three months ended March 31, 2011.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce our 15th consecutive profitable quarter. Our EBITDA for the first quarter of 2011 was $16.5 million, while our net income was $5.4 million, or $0.09 per share, which represents a $0.05 increase compared to the previous quarter. We continue to be resilient to the highly volatile market conditions by having contractually fixed 95% of our revenue days in 2011. Based on the earliest redelivery dates, we have currently contractually fixed time charter revenues of $41.9 million for the remainder of 2011 and $26.1 million for 2012. Our solid operating performance is reflected in our utilization rate, which, after excluding our scheduled drydockings, equaled to 99.5%.”

Mr. Bodouroglou continued, “Since the beginning of the year, we are facing many challenges that made us review our dividend strategy. The Korea Line’s default earlier this year has a negative impact on the M/V Pearl Seas, which we drydocked during the quarter and then re-chartered at a lower rate to Cargill. Since then, the drybulk market has continued to decline and it appears that the oversupply of vessels has finally made an impact on charter rates, which has caused asset values to decline to more attractive levels. Taking into consideration these factors, the Board of Directors decided to suspend our quarterly dividend in order to retain cash, so that we are in a better position to explore investment opportunities during these weakened market conditions.”

Mr. Bodouroglou concluded, “This quarter was transformational for Paragon. We believe the increased liquidity from suspending the dividend is a crucial element for us to take advantage of the low asset value environment in the drybulk sector to grow our fleet. We remain confident that our strategy will have a positive impact in our financial results, which will be reflected in our stock price.”

First Quarter 2011 Financial Results:

Time charter revenue for the first quarter of 2011 was $29.0 million, compared to $31.4 million for the first quarter of 2010. The Company reported net income of $5.4 million, or $0.09 per basic and diluted share for the first quarter of 2011, calculated on 56,282,522 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the first quarter of 2010, the Company reported net income of $9.2 million, or $0.18 per basic and diluted share, calculated on 49,481,525 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the first quarter of 2011 was $6.8 million, or $0.12 per basic and diluted share, compared to adjusted net income of $8.1 million, or $0.16 per basic and diluted share for the first quarter of 2010. Please refer to the table at the back of this release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA for the first quarter of 2011 was $16.5 million, compared to $19.6 million for the first quarter of 2010. EBITDA for the first quarter of 2011 was calculated by adding to net income of $5.4 million, net interest expense and depreciation that, in the aggregate, amounted to $11.1 million. Adjusted EBITDA, excluding all non-cash items described below, was $17.2 million for the first quarter of 2011, compared to $17.8 million for the first quarter of 2010. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 13.0 vessels during the first quarter of 2011, earning an average time charter equivalent rate, or TCE rate, of $24,109 per day, compared to an average of 11.2 vessels during the first quarter of 2010, earning an average TCE rate of $29,882 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the first quarter of 2011 equaled $8.9 million, or approximately $7,604 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $1.6 million of share-based compensation for the period. For the first quarter of 2010, total adjusted operating expenses were $6.9 million, or approximately $6,883 per day, including the same items as mentioned above, but excluding $2.4 million of share-based compensation.

First Quarter 2011 Non-cash Items

The Company’s results for the three months ended March 31, 2011 included the following non-cash items:

▪

Depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increases depreciation expense (amortized over the remaining useful life of the vessel).

▪

An unrealized gain from interest rate swaps of $0.9 million, or $0.02 per basic and diluted share.

▪

Non-cash expenses of $1.6 million, or $0.03 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees and related to share-based compensation to the management company.

In total, these non-cash items decreased net income by $1.3 million, or $0.03 per basic and diluted share, for the three months ended March 31, 2011.

Time Charter Coverage Update

Pursuant to its time chartering strategy, the Company mainly employs vessels under fixed rate time charters for periods ranging from one to five years. Assuming all charter options are exercised but excluding the newbuilding vessels which are under construction, the Company has secured under such contracts 95%, 43% and 21% of its fleet capacity in 2011, 2012 and 2013, respectively.

Cash Flows

For the three months ended March 31, 2011, the Company generated net cash from operating activities of $12.4 million, compared to $16.6 million for the three months ended March 31, 2010. For the three months ended March 31, 2011, net cash used in investing activities was $5.3 million and net cash from financing activities was $15,190. For the three months ended March 31, 2010, net cash from investing activities was $18.3 million and net cash used in financing activities was $38.1 million.

Newbuilding Program

On March 17, 2011, the Company agreed to substitute two 4,800 TEU containerships with scheduled deliveries in the fourth quarter of 2013, for two of its Kamsarmax newbuilding contracts that were scheduled for delivery in the third and fourth quarters of 2012, respectively. As a result of this substitution, the net aggregate increase in the contract price was $50.2 million, with the majority of the purchase price due upon delivery. On May 5, 2011, the Company entered into a secured loan facility with a syndicate of European banks led by Nordea Bank Finland Plc. for an amount of up to $89.5 million to finance 65% of the purchase price of its current drybulk newbuilding vessels (one Kamsarmax and four Handysize drybulk vessels), comprised of five advances, one for each newbuilding vessel, which will be available upon delivery of each vessel.

Fleet Developments and Box Ships Inc. Initial Public Offering

In April 2011, the Company’s wholly-owned subsidiary, Box Ships Inc., or Box Ships, successfully completed an initial public offering of 11,000,000 shares of its common stock at an initial public offering price of $12.00 per share, or the IPO. Box Ships’ common stock trades on the New York Stock Exchange under the symbol “TEU.”

Upon the closing of the IPO, the Company surrendered its 100 shares of Box Ships’ common stock and entered into the below transactions with Box Ships. Following the delivery of all of the vessels that Box Ships agreed to acquire in connection with the IPO, the Company will own approximately 21.3% of the outstanding common stock of Box Ships.

1.

On April 19, 2011, the Company entered into a Memoranda of Agreement for the sale of the containerships Box Voyager and Box Trader to Box Ships, in consideration for an aggregate of 2,266,600 shares of Box Ships’ common stock and $69.2 million in cash. On April 29, 2011, the Company repaid the $46.4 million outstanding under the secured loan agreement relating to the Box Trader and the Box Voyager and completed the sale and delivery of the vessels to Box Ships. As a result of the consideration received by the Company, being partly based on the price of Box Ships’ common stock on the delivery date of the vessels, the Company will record in the second quarter of 2011, a non-cash loss of approximately $8.7 million.

2.

On April 19, 2011, the Company entered into a Memorandum of Agreement for the sale of the containership CMA CGM Kingfish to Box Ships, in consideration for 1,170,900 shares of Box Ships’ common stock and approximately $35.8 million in cash. The Company completed the sale and delivery of the vessel to Box Ships on May 19, 2011. As a result of the consideration received by the Company, being partly based on the price of Box Ships’ common stock on the delivery date of the vessel, the Company will record in the second quarter of 2011, a non-cash loss of approximately $5.9 million.

3.

The Company agreed to make available to Box Ships an unsecured credit facility of up to $30.0 million for the purpose of partly financing Box Ships’ initial fleet and minimum liquidity requirements. This facility will bear interest at LIBOR plus 4.0%, and any amounts drawn will be repayable in full by the second anniversary of the closing of the IPO. As of May 26, 2011, no amounts have been drawn under this facility.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its first quarter 2011 results on May 27, 2011 at 10:00 am Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until June 3, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.paragonship.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 747,994 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of May 26, 2011.

Operating Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Grand Total	11	747,994

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Total Kamsarmax	1	82,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handysize	4	148,800
Grand Total	5	230,800

Containership Fleet

The following tables represent the containership newbuilding vessels that we have agreed to acquire as of May 26, 2011.

Containership Newbuildings that we have agreed to acquire

Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656	4,800	56,500	2013
Hull no. 657	4,800	56,500	2013
Total	9,600	113,000

Summary Fleet Data

	Quarter Ended March 31, 2010	Quarter Ended March 31, 2011
FLEET DATA
Average number of vessels (1)	11.2	13.0
Available days for fleet (2)	990	1,135
Calendar days for fleet (3)	1,004	1,170
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	29,882	24,109
Time charter equivalent adjusted (5)	26,955	24,109
Vessel operating expenses (6)	4,675	4,727
Drydocking expenses (7)	119	642
Management fees adjusted (8)	878	965
General and administrative expenses adjusted (9)	1,211	1,270
Total vessel operating expenses adjusted (10)	6,883	7,604

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these adjustments provide additional information on the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period and exclude share based compensation to the management company.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended March 31, 2010	Quarter Ended March 31, 2011
Time Charter Revenues	31,406,252	29,019,519
Less Voyage Expenses	(84,555)	(125,580)
Less Commission	(1,738,378)	(1,530,356)
Total Revenue, net of voyage expenses	29,583,319	27,363,583
Total available days	990	1,135
Time Charter Equivalent	29,882	24,109
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	31,406,252	29,019,519
Less Voyage Expenses	(84,555)	(125,580)
Less Commission	(1,738,378)	(1,530,356)
Total Revenue, net of voyage expenses	29,583,319	27,363,583
Less Amortization of Below Market Acquired Time Charters	(2,897,745)	-
Total Revenue, net of voyage expenses Adjusted	26,685,574	27,363,583
Total available days	990	1,135
Time Charter Equivalent Adjusted	26,955	24,109

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Quarter Ended March 31, 2010	Quarter Ended March 31, 2011
Cash and Cash Equivalents, beginning of period	133,960,178	34,787,935
Cash provided by / (used in):
Operating Activities	16,624,696	12,390,334
Investing Activities	18,274,230	(5,253,754)
Financing Activities	(38,133,688)	15,190
Net (decrease) / increase in Cash and Cash Equivalents	(3,234,762)	7,151,770
Cash and Cash Equivalents, end of period	130,725,416	41,939,705

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended March 31, 2010	Quarter Ended March 31, 2011
Net Income	9,159,495	5,425,096
Plus Net Interest expense	2,390,713	2,360,154
Plus Depreciation	8,035,874	8,760,224
EBITDA	19,586,082	16,545,474
Adjusted EBITDA Reconciliation
Net Income	9,159,495	5,425,096
Non-cash revenue and depreciation due to below market acquired time charters	(2,217,147)	680,698
Profit on sale of vessel	(262,490)	-
Unrealized gain from interest rate swaps	(1,015,937)	(935,073)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,409,345	1,590,108
Adjusted Net Income	8,073,266	6,760,829
Plus Net Interest expense	2,390,713	2,360,154
Plus Depreciation (2)	7,355,276	8,079,526
Adjusted EBITDA	17,819,255	17,200,509

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended March 31, 2010	Quarter Ended March 31, 2011
Net Income	9,159,495	5,425,096
Income attributable to non-vested share awards	(312,238)	(180,753)
Net Income available to common shareholders	8,847,257	5,244,343
Weighted average number of Class A common shares basic and diluted	49,481,525	56,282,522
Earnings per Class A common shares basic and diluted	0.18	0.09
Reconciliation of Net Income to Adjusted Net Income
Net Income	9,159,495	5,425,096
Non-cash revenue and depreciation due to below market acquired time charters	(2,217,147)	680,698
Profit on sale of vessel	(262,490)	-
Unrealized gain from interest rate swaps	(1,015,937)	(935,073)
Non-cash expenses from the amortization of compensation cost recognized and share based compensation to the management company	2,409,345	1,590,108
Adjusted Net Income	8,073,266	6,760,829
Income attributable to non-vested share awards	(275,210)	(225,257)
Adjusted Net Income available to common shareholders	7,798,056	6,535,572
Weighted average number of common shares basic and diluted	49,481,525	56,282,522
Adjusted earnings per share basic and diluted(1)	0.16	0.12

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011
(Expressed in United States Dollars)
	December 31, 2010	March 31, 2011
Assets
Current assets
Cash and cash equivalents	34,787,935	41,939,705
Restricted cash	14,990,000	14,990,000
Trade receivables, net	1,087,304	1,200,591
Other receivables	1,464,051	947,946
Prepaid expenses	528,475	534,809
Due from management company	1,579,192	2,846,952
Inventories	1,066,321	1,229,458
Total current assets	55,503,278	63,689,461
Fixed assets
Vessels, net	695,148,227	686,404,168
Advances for vessel acquisitions and vessels under construction	58,460,129	63,898,582
Other fixed assets, net	231,745	285,881
Total fixed assets, net	753,840,101	750,588,631
Other assets	1,922,631	2,466,982
Restricted cash	10,010,000	10,010,000
Total Assets	821,276,010	826,755,074
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $44,625
and $32,795 as of December 31, 2010 and March 31, 2011 respectively)	1,939,685	2,462,587
Accrued expenses	2,230,475	2,300,809
Interest rate swaps	3,881,173	3,521,408
Deferred income	2,083,034	1,900,801
Current portion of long-term debt	35,077,988	35,077,988
Total current liabilities	45,212,355	45,263,593
Long-term liabilities
Long-term debt	282,757,012	273,987,515
Deferred income	1,300,699	-
Interest rate swaps	1,534,277	958,970
Total long-term liabilities	285,591,988	274,946,485
Total Liabilities	330,804,343	320,210,078
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued
and outstanding at December 31, 2010 and March 31, 2011	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized;
55,870,299 and 59,826,997 issued and outstanding at
December 31, 2010 and March 31, 2011, respectively	55,870	59,827
Class B common shares, $0.001 par value; 5,000,000 authorized;
none issued and outstanding at December 31, 2010 and March 31, 2011	-	-
Additional paid-in capital	430,339,354	443,961,829
Retained earnings	60,076,443	62,523,340
Total shareholders' equity	490,471,667	506,544,996
Total Liabilities and Shareholders' Equity	821,276,010	826,755,074

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2011
Revenue
Time charter revenue (including amortization of below market acquired time charters of $2,897,745 and $0 for the
three months ended March 31, 2010 and 2011, respectively)	31,406,252	29,019,519
Less: commissions (including related party commissions of $354,880 and
$336,638 for the three months ended March 31, 2010
and 2011, respectively)	1,738,378	1,530,356
Net Revenue	29,667,874	27,489,163
Expenses/(Income)
Voyage expenses	84,555	125,580
Vessels operating expenses (including expenses charged by a
related party of $73,366 and $83,478 for the three months ended
March 31, 2010 and 2011, respectively)	4,694,074	5,530,541
Dry-docking expenses	119,324	751,057
Management fees charged by a related party (including share
based compensation of $0 and $246,928 for the three months ended
March 31, 2010 and 2011, respectively)	881,409	1,375,613
Depreciation	8,035,874	8,760,224
General and administrative expenses (including share
based compensation of $2,409,345 and $1,343,180 for the three months
ended March 31, 2010 and 2011, respectively)	3,625,435	2,829,555
Bad debt provisions	-	167,674
Gain on sale of assets	(262,490)	-
Gain from vessel early redelivery	(113,338)	-
Operating Income	12,603,031	7,948,919

Other Income/(Expenses)
Interest and finance costs	(2,546,488)	(2,400,782)
Loss on derivatives	(1,083,280)	(178,777)
Interest income	155,775	40,628
Foreign currency gain	30,457	15,108
Total Other Expenses, net	(3,443,536)	(2,523,823)
Net Income	9,159,495	5,425,096

Earnings per Class A common share, basic and diluted	$ 0.18	$ 0.09

Weighted average number of Class A common shares, basic and diluted	49,481,525	56,282,522

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the three months March 31, 2010 and 2011
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
			Additional
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares and share based compensation	44,000	44	2,409,301		2,409,345
Dividends declared ($0.05 per share)				(2,561,504)	(2,561,504)
Net Income				9,159,495	9,159,495
Balance March 31, 2010	51,233,033	51,233	411,028,311	54,193,610	465,273,154

Balance January 1, 2011	55,870,299	55,870	430,339,354	60,076,443	490,471,667
Issuance of Class A common shares, and share based compensation	3,956,698	3,957	13,622,475		13,626,432
Dividends declared ($0.05 per share)				(2,978,199)	(2,978,199)
Net Income				5,425,096	5,425,096
Balance March 31, 2011	59,826,997	59,827	443,961,829	62,523,340	506,544,996

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2011
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2011

Cash flows from operating activities
Net Income	9,159,495	5,425,096
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	8,035,874	8,760,224
Gain on sale of assets	(262,490)	-
Amortization of below market acquired time charters	(2,897,745)	-
Amortization of financing costs	342,629	122,160
Bad debt provisions	-	167,674
Share based compensation	2,409,345	1,590,108
Unrealized gain on interest rate swaps	(1,015,937)	(935,073)
Changes in assets and liabilities
Trade receivables	1,273,974	(280,961)
Other receivables	(31,895)	333,404
Prepaid expenses	375,614	(6,334)
Inventories	33,807	(163,137)
Due from management company	(202,882)	(1,267,760)
Other long term receivables	594,919	-
Trade accounts payable	(108,405)	487,829
Accrued expenses	(124,819)	(359,964)
Deferred income	(956,788)	(1,482,932)
Net cash from operating activities	16,624,696	12,390,334
Cash flow from investing activities
Net proceeds from sale of assets	18,312,892	-
Advances for vessel acquisitions and vessels under construction	-	(5,438,453)
Insurance claim recoveries	-	255,000
Other fixed assets	(38,662)	(70,301)
Net cash from / (used in) investing activities	18,274,230	(5,253,754)
Cash flows from financing activities
Repayment of long-term debt	(34,825,000)	(8,769,497)
Payment of financing costs	(747,184)	(260,000)
Proceeds from the issuance of Class A common shares (net)	-	12,022,886
Dividends paid	(2,561,504)	(2,978,199)
Net cash (used in) / from financing activities	(38,133,688)	15,190
Net (decrease) / increase in cash and cash equivalents	(3,234,762)	7,151,770
Cash and cash equivalents at the beginning of the period	133,960,178	34,787,935
Cash and cash equivalents at the end of the period	130,725,416	41,939,705